Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

ISS Recommends Avanex and Oplink Stockholders Vote for Merger

FREMONT, Calif., Aug. 1 – Avanex Corporation (Nasdaq: AVNX) and Oplink Communications, Inc. (Nasdaq: OPLK) today released the following comments on the positive recommendation by Institutional Shareholder Services Inc. (ISS) – the nation’s leading independent proxy advisory firm – that stockholders of Avanex and Oplink should vote for the merger of the two companies.

“We are pleased that ISS – a truly independent expert – recognized the strategic and economic logic of this combination,” said Fred Fromm, President and Chief Executive Officer of Oplink Communications. Avanex CEO Paul Engle added that the “ISS’s conclusions confirm our long-held conviction that the merger is in the best interests of Avanex, Oplink and their respective stockholders. We firmly believe that the merger will create a leading provider of next generation optical subsystems, modules and components.”

The ISS report to Avanex stockholders concluded that: “Based on the fairness opinion rendered by UBS and the potential strategic synergies, we believe the merger agreement warrants shareholder support.” The ISS report to Oplink stockholders concluded that: “Based on the fairness opinion rendered by CSFB and the potential strategic synergies, we believe the merger agreement warrants shareholder support.”

ISS recommended that Avanex and Oplink stockholders vote FOR the Avanex-Oplink merger.

ISS is widely recognized as the nation’s leading independent proxy advisory firm. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States.

The special meeting of Avanex stockholders to vote on the merger will be held on August 15. The special meeting of Oplink stockholders to vote on the merger will also be held on August 15.

Avanex urges its stockholders to complete, sign, and return the proxy card voting FOR the merger proposal. Oplink urges its stockholders to complete, sign, and return the proxy card voting FOR the merger proposal. For more information about how to vote for the merger proposal, stockholders of Avanex and Oplink can call Morrow & Co. toll-free at (800) 622-5200.

Subject to stockholder approvals, the companies expect to close the transaction in mid-August.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, California. In addition to a development and manufacturing facility in Fremont, Avanex also maintains The Photonics Center™ in Richardson, Texas.

To learn more about Avanex, visit its web site at: www.Avanex.com.

About Oplink

Oplink designs, manufactures and markets fiber optic networking components and integrated optical subsystems that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink offers a broad line of products that increase the performance of optical networks and enable service providers and optical system manufacturers to provide flexible and scalable bandwidth to support the exponential increase of data traffic on the Internet. Oplink supplies products worldwide to telecommunications equipment providers.

Oplink was incorporated in 1995 and is headquartered in San Jose, California. Oplink’s primary manufacturing facility is in Zhuhai, China. Oplink also has a research and development facility in Shanghai, China.

To learn more about Oplink, visit its web site at: www.Oplink.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the degree to which the combined company will alter the competitive landscape in its industry and the combined company’s ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated. In addition, please refer to the risk factors contained in the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

Avanex and Oplink assume no obligation and do not intend to update these forward-looking statements.

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002, and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.